AB 3/11

08029483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
MAR 03 2008
Washington, DC
106

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dautrich Seiler Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 Dogwood Lane
(No. and Street)

Nazareth	PA	18064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Dautrich 610-837-4656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company LLP
(Name – *if individual, state last, first, middle name*)

Suite 301, 1869 Charter Lane	Lancaster	PA	17601
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

OATH OR AFFIRMATION

I, Lynn Dautrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dautrich Seiler Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
William R. Flyte, Notary Public
Nazareth Boro., Northampton County
My Commission Expires Nov. 25, 2010

Lynn S Dautrich
Signature

PRESIDENT
Title

William R. Flyte
Notary Public

Commonwealth of PA:
County of Northampton:

Sworn to and subscribed before m this 15th day of February, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Dautrich Seiler Financial Services, Inc.

Financial Report

December 31, 2007

Dautrich Seiler Financial Services, Inc.

Table of Contents
December 31, 2007 and 2006

	Page
Financial Statements	
Facing Page	1 - 2
Independent Auditor's Report	3
Balance Sheets	4
Statements of Income	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 13
Supplementary Information	
Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	14
Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission	15- 16

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Independent Auditor's Report

Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheets of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 12, 2008

Balance Sheets
December 31, 2007 and 2006

		2007		2006
Assets				
Current Assets				
Cash and cash equivalents	$	34,558	$	10,711
Commissions receivable		10,327		2,100
Prepaid expenses		3,807		257
Other current assets		101		140
Total Current Assets		48,793		13,208
Investments		14,847		9,237
Deferred Income Taxes - Net		-		2,948
Total Assets	$	63,640	$	25,393
Liabilities and Stockholders' Equity				
Current Liabilities				
Commissions payable	$	8,262	$	1,680
Accrued expenses		10,970		1,670
Total Current Liabilities		19,232		3,350
Deferred Income Taxes - Net		2,886		-
Total Current Liabilities		22,118		3,350
Stockholders' Equity				
Common stock, $10 par value; 10,000 shares authorized; 100 shares issued and outstanding		1,000		1,000
Paid-in capital		17,539		17,539
Retained earnings (accumulated deficit)		14,322		(950)
Accumulated other comprehensive income		8,661		4,454
Total Stockholders' Equity		41,522		22,043
Total Liabilities and Stockholders' Equity	$	63,640	$	25,393

See notes to financial statements.

Statements of Income
Years Ended December 31, 2007 and 2006

	2007	%	2006	%
Operating Revenue				
Commissions and fees	$ 176,327	83.44	$ 147,072	99.05
Miscellaneous income	35,000	16.56	1,412	0.95
Total Operating Revenue	211,327	100.00	148,484	100.00
Operating Expenses				
Commissions	134,525	63.66	112,413	75.71
Dues and subscriptions	1,141	0.54	845	0.57
Office expenses	3,588	1.70	5,308	3.57
Officers' salaries	23,701	11.22	5,162	3.48
Payroll taxes	3,352	1.59	1,809	1.22
Printing	92	0.04	38	0.03
Professional fees	8,855	4.19	11,090	7.47
Retirement plan	1,111	0.53	524	0.35
Salaries and wages	13,333	6.31	12,310	8.29
Depreciation	1,321	0.63	-	-
Total Operating Expenses	191,019	90.41	149,499	100.69
Income (Loss) from Operations before Income Tax Expense (Benefit)	20,308	9.59	(1,015)	(0.69)
Income Tax Expense (Benefit)	5,036	2.38	(253)	(0.17)
Net Income (Loss)	15,272	7.21	(762)	(0.52)
Unrealized Gain (Loss) on Investment Securities, Net of Income Tax Expense of $1,403 in 2007 and Income Tax Benefit of $330 in 2006	4,207	1.99	(987)	(0.66)
Total Comprehensive Income (Loss)	$ 19,479	9.20	$ (1,749)	(1.18)

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Shares	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances - December 31, 2005	$ 1,000	$ 17,539	$ (188)	$ 5,441	$ 23,792
Net loss	-	-	(762)	-	(762)
Decrease in unrealized gain on investments, net of income tax benefit of $330	-	-	-	(987)	(987)
Balances - December 31, 2006	1,000	17,539	(950)	4,454	22,043
Net income	-	-	15,272	-	15,272
Increase in unrealized gain on investments, net of income tax expense of $1,403	-	-	-	4,207	4,207
Balances - December 31, 2007	$ 1,000	$ 17,539	$ 14,322	$ 8,661	$ 41,522

See notes to financial statements.

Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net income (loss)	$ 15,272	$ (762)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,321	-
Provision for deferred income tax expense (benefit)	4,431	(253)
Decrease (increase) in commissions receivable	(8,227)	888
Decrease (increase) in prepaid expenses	(3,550)	382
Decrease in other current assets	39	113
Increase (decrease) in commissions payable	6,582	(711)
Increase (decrease) in accrued expenses	9,300	(260)
Net Cash Provided by (Used in) Operating Activities	25,168	(603)
Cash Flows From Investing Activities		
Purchase of equipment	(1,321)	-
Net Increase (Decrease) in Cash and Cash Equivalents	23,847	(603)
Cash and Cash Equivalents - Beginning of Year	10,711	11,314
Cash and Cash Equivalents - End of Year	$ 34,558	$ 10,711

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. (the Company) is a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company offers services to retail customers through commissioned agents.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

I. His dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

II. His transactions as broker (agent) are limited to:

   a. The sale and redemption of redeemable securities of registered investment companies or an insurance company separate account, whether or not registered as an investment company;

   b. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

   c. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.

III. He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

IV. Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all the conditions in paragraphs (k)(1), (I), (II) and (III) of this section.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Commissions Receivable

Commissions receivable are stated at outstanding balances. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Investment Securities

The Company classifies its investment securities as available-for-sale. Available-for-sale investment securities consist of equity securities which are carried at fair value as determined by a national exchange. Unrealized holding gains or losses, net of the related tax effect on investment securities available-for-sale, are excluded from earnings and are reported as a separate component of equity.

A decline in the market value of any available-for-sale security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Investment Securities (Continued)

Premiums and discounts on investment securities are amortized or accreted over the term of the security using methods that approximate the interest method. Gains or losses on the sale of available-for-sale investments are reflected in income at the time of sale using the specific identification method. Dividend and interest income are recognized when earned.

Equipment

Purchased assets are recorded at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Other Comprehensive Income

Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total other comprehensive income is presented on the statements of income and changes in stockholders' equity.

Note 2 - Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2007 or 2006; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 and 2006, the Company had net capital of $22,767 and $9,461, respectively, which was $17,767 and $4,461, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .9715 to 1 and .3541 to 1 at December 31, 2007 and 2006, respectively.

Note 4 - Investments

A summary of cost and fair values of investment securities at December 31, 2007 and 2006 is as follows:

	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale – equity securities	$ 3,300	$ 11,547	$ -	$ 14,847

	2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale – equity securities	$ 3,300	$ 5,937	$ -	$ 9,237

Note 5 - Equipment

Equipment consists of the following at December 31:

	2007	2006
Computers and furniture	$ 12,471	$ 11,150
Accumulated depreciation	(12,471)	(11,150)
	$ -	$ -

There was depreciation expense of $1,321 in 2007 and $0 in 2006.

Note 6 - Income Taxes

Income tax expense (benefit) for the years ended December 31, 2007 and 2006 consists of the following:

	2007	2006
Current tax expense:		
Federal	$ 348	$ -
State	257	-
	605	-
Deferred expense (benefit) from net operating losses:		
Federal	2,660	(152)
State	1,771	(101)
	4,431	(253)
Total Income Tax Expense (Benefit)	$ 5,036	$ (253)

Deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006
Deferred tax assets – net operating loss carryforwards	$ -	$ 4,431
Deferred tax liabilities – unrealized investment securities holding gains	(2,886)	(1,483)
Net Deferred Tax Asset (Liability)	$ (2,886)	$ 2,948

Deferred income tax asset (liability) arising from net operating loss carryforwards and unrealized investment securities holding gains:

	2007	2006
Federal	$ (1,732)	$ 1,770
State	(1,154)	1,178
	$ (2,886)	$ 2,948

Note 7 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $1,111 and $524 in 2007 and 2006, respectively.

Note 8 - Risk

At times during the years ended December 31, 2007 and 2006, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $100,000.

Note 9 - Other Income

In July 2007, the Financial Industry Regulatory Authority (FINRA) was created through the consolidation of National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. As a result of the consolidation, the Company received a special member payment of $35,000 which is reflected as miscellaneous income in 2007.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Years Ended December 31, 2007 and 2006

	2007	2006
Total Stockholders' Equity from Balance Sheet	$ 41,522	$ 22,043
Non-allowable assets:		
Prepaid expenses	3,807	257
Other current assets	101	140
Investments	14,847	9,237
Deferred income taxes - net	-	2,948
Net Capital	$ 22,767	$ 9,461
Aggregate Indebtedness - Total Liabilities	$ 22,118	$ 3,350
Computation of Basic Net Capital Requirement - Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 17,767	$ 4,461
Ratio of Aggregate Indebtedness to Net Capital	.9715 to 1	.3541 to 1

Statement Pursuant to Rule 17a-5(d)(4)

Since there are no differences between the net capital computation on Part II A of the Company's Form X-17A-5 and the net capital computed above, a reconciliation is not necessary.

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audit of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15-c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Dautrich Seiler Financial Services, Inc.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did identify deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. A system of internal control of financial reporting includes control over financial statement preparation, including footnote disclosures. The fact that management does not have an internal control process in place to monitor and review financial statement preparation creates a deficiency where there is more than a remote likelihood that a material misstatement would not be detected or prevented.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as noted above, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
February 12, 2008

END